Exhibit 4.6

Description of NACCO Industries, Inc.’s Securities Registered Pursuant To Section 12 of the Securities Exchange Act Of 1934

The following description sets forth certain material terms and provisions of the securities of NACCO Industries, Inc. (“we,” “us” or “our”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes relevant provisions of Delaware law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of our certificate of incorporation and bylaws, copies of which are filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part, and by the applicable provisions of Delaware law.

As of the date of this filing, we are authorized to issue up to 25,000,000 shares of Class A common stock (“Class A Common”), par value $1.00 per share, and 6,756,176 million shares of Class B common stock (“Class B Common”), par value $1.00 per share.

Common Stock

Voting Rights

Each share of Class A Common will entitle the holder of the share to one vote on all matters submitted to the Company’s stockholders and each share of Class B Common will entitle the holder of the share to ten votes on all such matters.

Dividends and Other Distributions

The Company’s Class A Common and Class B Common are equal in respect of rights to dividends and other distributions in cash, stock or property of the Company. As the liquidation and dividend rights are identical, any distribution of earnings would be allocated to Class A and Class B stockholders on a proportionate basis, and accordingly the net income per share for each class of common stock is identical.

Restrictions on Transfer of Class B Common; Convertibility of Class B Common into Class A Common

Because of transfer restrictions on Class B Common, no trading market has developed, or is expected to develop, for the Company’s Class B Common. The Class B Common is convertible into Class A Common on a one-for-one basis at any time at the request of the holder.

Listing

The Class A Common is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “NC.” Our Class B Common is not listed on the NYSE or any other stock exchange.

Provisions That May Have an Anti-Takeover Effect

Our amended and restated certificate of incorporation contains provisions that may make the acquisition of control of us by means of a tender offer, open market purchase, proxy fight or otherwise more difficult. Our amended and restated bylaws also contain provisions that could have an anti-takeover effect. These provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are designed to encourage persons seeking to acquire control of us to negotiate the terms with the Company’s Board of Directors. We believe that, as a general rule, the interests of our stockholders are best served if any change in control results from negotiations with the Company’s Board of Directors based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

The provisions could, however, have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of shares of our Class A Common, thus depriving stockholders of any advantages that large accumulations of stock might provide.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which prohibits certain business combinations and transactions between a corporation and an “interested stockholder” for at least three years after the interested stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An “interested stockholder” is any person that (i) is the owner of 15% or more of our outstanding voting stock, or (ii) is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the 3-year period immediately before the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer the Company’s shareowners the opportunity to sell their stock at a price above the prevailing market price.

This summary may not contain all of the information that is important to you and is subject to, and is qualified by reference to, all of the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and the DGCL.